Exhibit 99.4

Exhibit 99.4

PRESENTATION TO

Special Committee of

Magna International Inc.

Project Raven

Update

May 25, 2010

CIBC

Confidential Draft – For Discussion Purposes

Table of Contents

I. Executive Summary

II. Share Price Reaction

III. Analyst & Investor Commentary

IV. Multiples Analysis

The information contained in these materials is not intended to constitute a “report, statement or opinion of an expert” for purposes of the securities legislation of any province or territory of Canada. These materials are confidential and are intended solely for your benefit and for your internal use only and may not be reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without obtaining the prior written consent of CIBC World Markets Inc. in each specific instance.

All Figures in US$ and all public trading values as at May 21, 2010 unless otherwise indicated

CIBC

Confidential Draft – For Discussion Purposes

Disclaimer

This confidential presentation has been prepared by CIBC World Markets Inc. (“CIBC”), exclusively for the benefit and internal use of the Special Committee of the Board of Directors of Magna International Inc. (the “Company”), pursuant to an engagement letter (the “Engagement Letter”) made between CIBC and the Company. This presentation is subject to the assumptions, limitations and qualifications contained in the Engagement Letter.

In preparing this presentation, CIBC has relied without any independent verification on information provided by the Company or that is publicly available. The information and any analyses in this presentation reflect prevailing conditions and our views as of this date, all of which are subject to change. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters or the sufficiency of this presentation for your purposes.

This printed presentation is incomplete without reference to the oral presentation, discussion and any related written materials that supplement it.

This presentation is not intended to constitute a “report, statement or opinion of an expert” for purposes of any securities legislation in Canada. These materials are confidential and are intended solely for your benefit and for your internal use only and may not be reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without obtaining the prior written consent of CIBC in each specific instance.

CIBC employees are prohibited from offering to change or otherwise influence any research report, rating or price target to any company as inducement for the receipt of any business or compensation.

CIBC is a wholly-owned subsidiary of Canadian Imperial Bank of Commerce and a part of Canadian Imperial Bank of Commerce’s wholesale banking arm, which also includes CIBC’s affiliates: CIBC World Markets Corp., CIBC World Markets plc, CIBC World Markets Securities Ireland Limited, CIBC Australia Ltd, and CIBC World Markets (Japan) Inc.

CIBC

Confidential Draft – For Discussion Purposes

I. Executive Summary

Executive Summary

We have summarized market reaction to the Project Raven Proposal (the “Proposal”) below

Share price reaction to the Proposal has been very positive, particularly considered in the context of significant declines and volatility across global equity markets

1-day share price reaction was very positive, with the shares reaching a high of $76.46 (up 22.3%) and closing at $69.94 (up 11.9%), compared to the U.S. comparables which closed down 1.8%

Share Price Reaction

Even adjusting for Magna’s positive earnings release, market reaction for the reorganization was positive

Since announcement, the shares have continued to outperform with Magna increasing 9.5% while the U.S. comparables have declined 12.8%

Despite a significant decline in broader equity markets, 1-day share price reaction of +11.9% was significantly better than in other precedent share reorganizations (average of +2.9%)

All analysts increased share price targets with the average target now US$82.80, up from US$67.80

Research analysts believe the Proposal will unlock value for shareholders and result in improved valuation going forward due to narrowing or elimination of historical trading discount

Analyst & Investor Commentary

Institutional investors are generally supportive of the transaction, however, some remain cautious about some of the terms of the Proposal and are waiting for clarification from the information circular

Issues included how the aggregate value to Stronach Trust was determined and the structuring of the E-Car JV

Multiples Analysis

Magna’s valuation discount to the peer group narrowed materially since the announcement

On a pro forma basis, Magna is currently trading at 4.8x 2010E EBITDA and 4.lx 2011E EBITDA, a 0.8x and 0.6x discount, respectively, to the key comparables

Prior to the announcement the Company was trading at a 1.7x and 1.5x discount based on 2010E and 2011E EBITDA, respectively

CIBC

Confidential Draft – For Discussion Purposes

II. Share Price Reaction

Magna Share Price Reaction

The 1-day share price reaction was very positive, with shares reaching a high of $76.46 (up 22.3%) and closing at $69.94 (up 11.9%), compared to U.S. comparables which closed down 1.8%

Magna’s share price has traded up from US$62.53 to US$68.50 (up 9.5%) since the announcement

Since announcement 36.7 million shares have traded representing 35.0% of the float

The average daily volume since announcement has been 3.0 million shares versus 0.9 million shares for the three months prior to the announcement

Magna – Since Announcement

Share Price (US$)

$80

$75

$70

$65

$60

$55

$50

5-May 7-May 11-May 13-May 17-May 19-May 21-May

Volume (Millions)

9

8

7

6

5

4

3

2

1

0

Relative Share Price Performance – Since Announcement

Share Price Increase (%)

15%

10%

5%

0%

(5)%

(10)%

(15)%

9.5%

(3.0)%

(6.7)%

(12.8)%

Magna S&P/TSX Index S&P 500 Index U.S. Comparables

May 6 – Intraday Trading

High Low Close

$ % Change

$ % Change

$ % Change

Magna (NYSE) $76.46 22.3% $65.61 4.9% $69.94 11.9%

Magna (TSX) C$78.82 22.6% C$70.01 8.9% C$73.26 l4.0%

Average U.S. Comparables1 N/A 4.3% N/A (12.9)% N/A (1.8)%

S&P/TSX Index 11,949 0.6% 11,423 (3.8)% 11,842 (0.3)%

S&P 500 Index 1,168 0.1% 1,066 (8.6)% 1,128 (3.2)%

CIBC

1 U.S. comparables include BorgWarner, JCI, American Axle, Lear, TRW, Dana and ArvinMeritor.

Confidential Draft – For Discussion Purposes

II. Share Price Reaction

Magna’s Share Price Reaction Adjusted for Earnings Release

Magna’s announcement of its reorganization coincided with the release of strong quarterly results

We have reviewed the trading of Magna’s peers following their respective earnings releases

The average 1-day share price reaction for the comparables that exceeded analysts’ consensus was (0.6)%

1 - Day Price Impact Post Earnings Release

Earnings Release Date

Beat Consensus1

% Above Consensus

1-Day Price Impact

Pre-Release Price

1-Day Post Annc’t Price

JCI 23-Apr-10 Yes 13% (1.5)% $35.01 $34.50

Borg 29-Apr-10 Yes 57% 10.3% $39.95 $44.07

TRW Automotive 5-May-10 Yes 126% (5.8)% $32.09 $30.24

Lear 6-May-10 Yes 37% (3.8)% $76.96 $74.07

Dana 29-Apr-10 No NMF 7.3% $12.54 $13.45

ArvinMeritor 4-May-10 Yes NMF 0.5% $15.83 $15.91

American Axle 30-Apr-10 Yes 1% (8.3)% $11.74 $10.76

Linamar 5-May-10 Yes 63% 4.1% $21.20 $22.07

Average 0.4%

Average (Ex. Companies Missing consensus)

Magna 6-May-10 Yes 132% 11.9% $62.53 $69.94

CIBC

1 Indicates whether each company’s actual results beat the consensus estimates based on reported EPS figures.

Confidential Draft – For Discussion Purposes

II. Share Price Reaction

Share Price Reaction

- Magna's 1-day share price reaction of +11.9%[1] was significantly higher than in any of the precedent share class reorganizations which averaged +2.9%
  - The 10-day price impact of +11.9% was in line with the average of precedents and was achieved despite significant declines in the overall equity markets (U.S. comparables were down 9.9% over the same period)
- Most of the reorganizations also outperformed their relevant indices three months post announcement

1-Day Price Impact


Magna 1 11.9%
Goldcorp 8.4%
Sino-Forest 7.5%
Sceptre 7.4%
Canam Group 5.9%
ProMetic Life Sciences 4.3%
Sherritt 4.1%
MDS Inc. 2.0%
CoolBrands 1.9%
MDC Partners 1.7%
Diaz Resources 1.4%
Laidlaw 1.3%
Gildan 0.9%
Slater 0.0%
Extendicare (6.3)%

Avg. (Ex. Magna): 2.9%

10-Day Price Impact


Sceptre 29.8%
MDS Inc. 19.4%
Goldcorp 18.0%
Sherritt 17.0%
Canam Group 15.5%
CoolBrands 14.9%
MDC Partners 12.5%
Magna 1 11.9%
Gildan 9.8%
Sino-Forest 5.5%
Slater 5.0%
Laidlaw 1.1%
Diaz Resources (1.4)%
Magna's U.S. Comparables 2 (9.9)%
Extendicare (10.4)%
ProMetic Life Sciences (12.8)%

Average (Ex. Magna)[3]: 8.8%

3-Month Price Impact vs. Relevant Index


Sino-Forest 58.3% S&P/TSX Materials 9.2%
MDS Inc. 54.2% S&P/TSX Healthcare 15.2%
Sceptre 32.1% S&P/TSX Financials 4.7%
Slater 22.5% S&P/TSX Steel 0.0%
Sherritt 21.1% S&P/TSX Metals & Mining 0.1%
Laidlaw 13.5% S&P/TSX Transportation 13.2%
Canam Group 13.3% S&P/TSX Building Products 11.9%
CoolBrands 3.4% S&P/TSX Consumer Discretionary 8.6%
Goldcorp 2.8% S&P/TSX Metals & Mining (4.0)%
Gildan 1.4% S&P/TSX Retail 1.8%
Diaz Resources 0.0% S&P/TSX Materials (0.9)%
Extendicare (12.3)% S&P/TSX REIT 1.8%
MDC Partners (13.7)% S&P/TSX Media 2.1%
ProMetic Life Sciences (21.3)% S&P/TSX Healthcare (3.3)%

Average: 12.5%

CIBC

[1] Based on Magna's shares traded on the NYSE.
[2] U.S. comparables include BorgWarner, JCI, American Axle, Lear, TRW, Dana and ArvinMeritor. Represents performance since announcement of Proposal.
[3] Average excludes Magna's U.S. Comparables.

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III. Analyst & Investor Commentary

Analyst Research Summary

▲ Analysts' average target price increased from $67.80 to $82.80

Magna - Analyst Research Summary[1]

Broker/Analyst	Date	Rating	Price Target (US$) New	Price Target (US$) Old	Valuation Methodology New	Valuation Methodology Old
BMO Capital Markets *Peter Sklar*	6-May-10	Buy	$100.00	$80.00	6.0x EV / 2011E EBITDA	4.5x EV / 2011E EBITDA
Citi *Itay Michaeli*	6-May-10	Buy	$91.00	$71.00	Average of: 5.0x EV / 2011E EBITDA 12.0x 2011E P/E DCF (9.0% WACC, Operating Margin 5.0%)	Average of: 4.5x EV / 2011E EBITDA 11.5x 2011E P/E DCF (9.0% WACC, Operating Margin 4.0%)
UBS *Tasneem Azim*	7-May-10	Buy	$84.00	$73.00	4.5x 12month Forward EV / EBITDA 12.5x 12month Forward P/E	4.0x EV / 12month Forward EBITDA 12.0x 12month Forward P/E
J.P. Morgan *Himanshu Patel*	7-May-10	Buy	$84.00	$68.00	5.0x EV / 2011E EBITDA	11.0x 2012E EPS
BAS ML *John Murphy*	7-May-10	Buy	$80.00	$72.00	4.5x EV / EBITDA of 2010/2011E	4.5x EV / EBITDA of 2010/2011E
RBC Capital Markets *Sara O'Brien*	6-May-10	Buy	$79.00	$63.00	5.0x EV / 2011E EBITDA 14.0x 2011E P/E	4.0x EV / 2011E EBITDA 15.0x 2011E P/E
Deustche Bank *Rod Lache*	6-May-10	Buy	$75.00	$58.00	5.0x EV / 2011E EBITDA	12.0x 2011E P/E
Goldman Sachs *Patrick Archambault*	10-May-10	Sell	$75.00	$57.00	4.8x EV / 2011E EBITDA 12.0x 2011E P/E	4.0x EV / 2011E EBITDA 11.0x 2011E P/E
Credit Suisse *Christopher Ceraso*	7-May-10	Neutral	$74.00	$62.00	DCF (5.0% - 5.5% EBIT growth; 7.5% Profit growth)	DCF (5.5% EBIT growth)
Average			**$82.44**	**$67.11**		
Consensus Average[2]			**$82.80**	**$67.80**		

CIBC

[1] CIBC World Markets is restricted from publishing due to CIBC's advisory role in the reorganization.
[2] Includes price targets only for the 10 Equity Analysts who have published updated share price targets.

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III. Analyst & Investor Commentary

Analyst Research Summary (Cont'd)

Magna - Analyst Research Summary[1]

Broker/Analyst	Date	Post-Announcement	Pre-Announcement
BMO Capital Markets *Peter Sklar*	6-May-10	▲ We believe that the Class A shareholders of Magna are **likely to approve the transaction** due to the **likelihood of considerable value creation**; the cost to the Magna shareholders is the stock and cash to be paid to Mr. Stronach valued at US$863 million but Magna shareholders stand to gain from a considerable lift in Magna's valuation multiple	▲ We believe Magna is well positioned to be a consolidator of the North American supply base ▲ As well, the stock offers considerable value relative to the leading U.S. auto parts companies
Citi *Itay Michaeli*	6-May-10	▲ Target multiple has risen from 4.5x to reflect the positive shareholder structural proposal that could **eliminate** the long observed **"Stronach discount"**	▲ We rate Magna International shares as High Risk based on the company's market capitalization, earnings history, price volatility, and customer concentration ▲ The primary risk to near-to-medium term stock performance is if the recovery in light vehicle demand is weaker or further off than our and the Street expectations ▲ Other risks to the stock not achieving our target price include production cyclicality, execution risk of launching new programs, the company founder's voting concentration through Class B shares, raw material prices and labour relations
UBS *Tasneem Azim*	7-May-10	▲ **Proposal** to unlock shareholder value is **already working**. Given that Magna has historically traded at a ~35% discount to its peers on an EV/EBITDA basis, we believe the elimination of the multiple voting share structure will **meaningfully reduce or eliminate this valuation discount** and vis-à-vis **drive significant share price appreciation**	▲ On our numbers, MGA's shares remain attractive, relative to its peers and its historical valuation range, and in the context of the company's normalized profit outlook ▲ MGA could command a higher valuation on our 2011 estimates in the context of greater momentum in economic growth and accelerated recovery in vehicle production
J.P. Morgan *Himanshu Patel*	7-May-10	▲ Transaction could result in a) the **partial/entire elimination of the valuation discount** for the super-voting right share class long embedded in MGA and b) **gradual deployment** of some/all of **MGA's excess cash** for accretive acquisitions/investments	▲ We rate MGA shares Overweight and maintain our December 2010 price target of $68, which is predicated upon 11x JPM 2012E EPS of $6.15 ▲ MGA currently trades at a relatively low 9.3x on our estimate of normalized (JPM 2012E) EPS of $6.15. This compares to its historical 15-year average of approximately 10x forward EPS ▲ We believe strong-balance-sheet suppliers such as MGA who have the resources to invest in restructuring their operations are likely to be winners of the current cycle ▲ While MGA has higher-than-peer group exposure to GM and Chrysler, we believe investors are ready to pay for normalized earnings for MGA given its perception as a well-managed and solid balance sheet name in a period when auto production volumes are likely to increase

CIBC

[1] CIBC World Markets is restricted from publishing due to CIBC's advisory role in the reorganization.

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Confidential Draft – For Discussion Purposes

III. Analyst & Investor Commentary

Analyst Research Summary (Cont'd)

Magna - Analyst Research Summary[1]

Broker/Analyst	Date	Post-Announcement	Pre-Announcement
BAS ML *John Murphy*	7-May-10	▲ In our view, the **transition eliminating super voting shares would not only allay investor concerns**, but would **likely close the 15%-20% EV/EBITDA valuation discount** traditionally applied to MGA's stock	▲ We believe Magna is one of the highest-quality auto suppliers, despite facing near-term risks of volume declines and a weak US dollar ▲ MGA has one of the strongest balance sheets in our supplier coverage universe...we believe MGA's solid balance sheet and reputation as an excellent operator will allow the company to continue winning takeover and new business
RBC Capital Markets *Sara O'Brien*	6-May-10	▲ We expect MGA will see a **sustained positive multiple rerating** on EBITDA vs prior on conversion of shares (requires plan of arrangement with majority of Class A holders voting in favor of proposal-meeting is expected by end of Q2 2010)	▲ We value Magna shares by applying a multiple of 4x to our F11 EV/EBITDA estimate, driving our new $63 (previously $58) target price (also equates to ~15x P/E on our 2011 EPS estimate) ▲ We note the 4x EV/EBITDA multiple is a discount to industry peers, as has traditionally been the case, but in line with Magna's historical average
Deutsche Bank *Rod Lache*	6-May-10	▲ Based on changes to MGA's shareholder voting structure (announced in conjunction with the earnings release), but taking into account the company's below average organic growth, we now believe MGA **should trade at the low-end of the historical supplier range of 5.0x-6.0x**; this compares with MGA's historical multiple of ~4.0x	▲ Our target is based on 12x our 2011 EPS estimate, the high-end of the historical 8-12x range for the group. We believe this is appropriate given Magna's low leverage and strong cash position relative to its peers ▲ We also believe 2011 margins may not represent normalized margins for the company, as results are likely to be burdened by Magna's investment in its electronics and hybrid systems businesses ▲ Magna's customer base is highly concentrated in the Big Three auto makers, which account for 75% of Magna's NA sales. Therefore, the most significant risk is further market share losses by GM and Chrysler
Goldman Sachs *Patrick Archambault*	10-May-10	▲ Our target for Magna rises to $75 from $57 reflecting: (1) an **increase in our EV/EBITDA and P/E multiples** to 4.8X and 12X from 4X and 11X, previously, effectively **eliminating** a large part of the **discount** to the rest of the space on our expectation of the **elimination of the Stronach majority voting right**	▲ Our Sell rating on Magna remains a relative call as we do not see much absolute downside in the current share price ▲ But we do expect the shares to underperform driven by; (1) the company's high exposure to GM and Chrysler where we expect further market share losses and (2) our view that the company has underinvested in restructuring relative to peers in the downturn and as such, its performance will lag peers in the upturn as it continues to reorganize operations
Credit Suisse *Christopher Ceraso*	7-May-10	▲ The fact that **Mr. Stronach**, through his B Share ownership, **controlled 66% of the vote** (and thus, controlled the Board), has **long been a shackle around the MGA valuation**, a move to eliminate the controlling bloc **should un-lock value** for shareholders	▲ Our target price rises to $62 from $54, on a combination of higher projected 2011 profits (which accounts for about half the increase), a stronger cash balance, and a lower discount rate

CIBC

[1] CIBC World Markets is restricted from publishing due to CIBC's advisory role in the reorganization.

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III. Analyst & Investor

Commentary

[Page redacted for commercially sensitive information]

CIBC

Confidential Draft – For Discussion Purposes

IV. Multiples Analysis

Relative Valuation

- Prior to the share reorganization, Magna historically traded at a significant discount compared to its peers on a TEV/EBITDA basis
- This discount has been reduced since the announcement of the Proposal by ~50% and ~60% based on 2010E and 2011E EBITDA multiples, respectively

Pre-Announcement *(As of May 5, 2010)*

TEV/2010E EBITDA


JCI 9.5x
Borg 8.1x
ArvinMeritor 7.9x
Linamar 5.9x
Dana 5.3x
Lear 5.2x
American Axle 5.0x
Magna 4.6x
TRW Automotive 4.3x

Avg. (Key Comps): 6.3x
Magna Discount: 1.7x

TEV/2011E EBITDA


JCI 7.1x
Borg 6.5x
ArvinMeritor 5.7x
Linamar 4.8x
American Axle 4.5x
TRW Automotive 3.9x
Dana 3.8x
Lear 3.8x
Magna 3.6x

Avg. (Key Comps): 5.1x
Magna Discount: 1.5x

Current *(As of May 21, 2010)*

TEV/2010E EBITDA


JCI 8.2x
Borg 7.3x
ArvinMeritor 6.6x
Linamar 5.4x
Magna[1] 4.8x
American Axle 4.7x
Dana 4.6x
Lear 4.4x
TRW Automotive 3.9x

Avg. (Key Comps): 5.6x
Magna Discount: 0.8x

TEV/2011E EBITDA


JCI 6.8x
Borg 5.9x
ArvinMeritor 4.5x
Linamar 4.3x
American Axle 4.2x
Magna 4.1x
TRW Automotive 3.6x
Lear 3.4x
Dana 3.3x

Avg. (Key Comps): 4.7x
Magna Discount: 0.6x

Key Comparables

[1] Current TEV / EBITDA multiples are pro forma for the share reorganization.

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